November 12, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. John Grzeskiewicz

And Ms. Laura Hatch

The Huntington Funds

SEC File No. 811-05010

Dear Mr. Grzeskiewicz and Ms. Hatch:

Below please find our responses to your comments with respect to the Registrant’s Registration Statement on Form N-14 as filed October 7, 2013 (“Registration Statement”) relating to the reorganization of the Huntington Income Equity Fund into the Huntington Dividend Capture Fund.

Comment:        Please comment as to the appropriateness of the filing type chosen for the reorganization and include in your explanation the reason the Registrant believes that shareholder approval is not required for the reorganization.

Response:        The Registrant represents that the Reorganization complies with each of the requirements of Rule 17a-8:

No policy of the target fund that could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the acquiring fund; the advisory contract between the target fund the investment adviser is not materially different from the advisory contract between the acquiring fund and the investment adviser; the Independent Trustees of the target fund who were elected by its shareholders will comprise a majority of the Trustees of the acquiring fund; and the distribution fees authorized to be paid by the acquiring fund pursuant to Rule 12b-1 are no greater than the distribution fees authorized to be paid by the target fund.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Comment:        Please comment as to the Form type for the Edgar filing as the Commission believes Edgar filing type N-14c would have been appropriate.

Response:        The Registrant has reviewed the Edgar filing types for Information Statement filings and believes the designated form type of N-14 is appropriate for this filing.

Comment:        Please use the 1933 Act file number generated for the N-14 filing on the cover page.

Response:        The 1933 Act file number has been updated on the cover page to reflect the file number corresponding to the Registration Statement in Edgar.

Comment:        In accordance with General Instruction G to Form N-14, for any information that the Registrant is incorporating by reference, please include a copy of the referenced documents in the Registration Statement.

Response:        The requested information has been added.

Comment:        Please confirm that the Surviving Fund’s portfolio turnover rate will remain consistent following the reorganization.

Response:        It is expected that the Surviving Fund’s portfolio turnover rate will remain consistent following the reorganization.

Comment:        Please confirm that all missing information in the “Shareholder Information” section of the Information Statement has been included.

Response:        All missing information has been included.

Comment:        Under “Cost Considerations” please state that the Surviving Fund’s advisory fee and gross expense ratio before any fee waivers are higher than the Target Fund’s advisory fee and gross expense ratio prior to the reorganization.

Response:        The requested information has been included.

Comment:        In the paragraph preceding the Expense Examples, please confirm that the statement, “...and expenses were capped for two years in each period for the Huntington Dividend Capture Fund and Huntington Dividend Capture Fund proforma,” given the stated expiration of April 30, 2015.

Response:        Under the advice of fund auditors and pursuant to industry standard, the Expense Examples are calculated from the date of the most recent prospectus, April 30, 2013, therefore the Registrant believes the language is appropriate.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Comment:        Under “Fiscal Year” please confirm that the stated Surviving Fund for accounting and performance purposes is accurate.

Response:        The language in that section has been updated.

Comment:        Under “Expenses of the Reorganization” please state how the allocation will be made between the Funds.

Response:        The requested information has been added.

Comment:        On the cover of the Statement of Additional Information, please incorporate by reference the Semi-Annual Report dated June 30, 2013.

Response:        The requested information has been added.

Comment:        On the “Schedule of Investments,” please identify securities on loan for both Funds as of June 30, 2013. Also, please identify if any investments in the Surviving Fund will need to be repositioned or sold in anticipation of the reorganization.

Response:        The requested information for securities on loan has been added to the Schedule of Investments. The Registrant does not anticipate that a significant number of securities will be sold or repositioned in the Surviving Fund in anticipation of the reorganization.

Comment:        In the “Notes to Financial Statements,” please include additional disclosure regarding derivatives and written options.

Response:        The requested information has been added.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton

Secretary

cc: Mr. Martin Dean, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.